EX-99.h.4.g

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT made and effective this     th day of                     , 2008, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of U.S. Social Core Equity 2 Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“DFA”), amending and restating the Fee Waiver and Expense Assumption Agreement dated July 6, 2007.

WHEREAS, DFA has entered into an Investment Advisory Agreement, with the Fund, pursuant to which DFA provides various services for the Portfolio, and for which DFA is compensated based on the average net assets of the Portfolio; and

WHEREAS, the Fund and DFA have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio of the Fund as described below;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by DFA. DFA has agreed to waive its management fee to the extent necessary to reduce the Portfolio’s expenses (not including expenses incurred through investment in other investment companies) (“Portfolio Expenses”) when its Portfolio Expenses exceed 0.60 of 1% for the Portfolio.

2.	Duty to Reimburse DFA. If, at any time, the Portfolio’s annualized expenses are less than the Annualized Expense Ratio listed above, the Fund, on behalf of the Portfolio, shall reimburse DFA for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Portfolio’s Annualized Expense Ratio to exceed the limit listed above. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse DFA for waived fees more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by DFA without the prior consent of the Fund.

4.	Duration and Termination. This Agreement shall continue in effect until March 1, 2010 for the Portfolio, and shall continue in effect from year to year thereafter for the Portfolio, unless and until the Fund or DFA notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement for the Portfolio. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between DFA and the Fund, on behalf of the Portfolio.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

	By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title: